FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1                     Director Shareholding dated 23 February 2004
No. 2                     FRN Variable Rate Fix dated 23 February 2004
No. 3                     FRN Variable Rate Fix dated 26 February 2004
No. 4                     Employee Share Option Scheme dated 27 February 2004

Document No. 1


                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 20 February 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,687,073 Shares representing 1.35% of the Company's issued share capital.

Document No. 2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,632,000.00
    MATURING: 21-Aug-2009
    ISSUE DATE: 15-Aug-2003
    ISIN: XS0174373059

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Feb-2004 TO 21-May-2004 HAS BEEN FIXED AT 4.3138750 PCT

INTEREST PAYABLE VALUE 21-May-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

Northern Rock PLC

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 400,000,000.00
    MATURING: 28-Feb-2006
    ISSUE DATE: 28-Feb-2001
    ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-Feb-2004 TO 28-May-2004 HAS BEEN FIXED AT 1.270000 PCT.

INTEREST PAYABLE VALUE 28-May-2004 WILL AMOUNT TO
USD 32.10 PER USD 10,000.00 DENOMINATION.
USD 321.03 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 27 February 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 41,104 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 16,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,630,219 Shares representing 1.34% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  01 March 2004                 By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary